UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Period from September 28, 2012 to December 31, 2012
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 001-11625

A.	Full title of the plan and the address of the plan if different from that of the issuer named below:
Flow Control Retirement Savings and Investment Plan

B:	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Pentair Ltd.
Freier Platz 10
8200 Schaffhausen, Switzerland

FLOW CONTROL RETIREMENT SAVINGS AND INVESTMENT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Trustee and Participants of
Flow Control Retirement Savings and Investment Plan
Golden Valley, Minnesota

We have audited the accompanying statement of net assets available for benefits of the Flow Control Retirement Savings and Investment Plan (the “Plan”) as of December 31, 2012, and the related statement of changes in net assets available for benefits for the period from September 28, 2012 (date of inception) to December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012, and the changes in net assets available for benefits for the period from September 28, 2012 (date of inception) to December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the 2012 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Minneapolis, Minnesota
June 26, 2013

FLOW CONTROL RETIREMENT SAVINGS AND INVESTMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2012

ASSETS:
Notes receivable from participants	$8,325,070
Employee contributions receivable	62,811
Employer contributions receivable	44,461
Other receivables	24,758
8,457,100
Investments — at fair value	266,330,457
Total assets	274,787,557
LIABILITIES:
Corrective distributions payable	87,702
Total liabilities	87,702
NET ASSETS AVAILABLE FOR BENEFITS	$274,699,855
See notes to financial statements.

FLOW CONTROL RETIREMENT SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE PERIOD FROM SEPTEMBER 28, 2012 (DATE OF INCEPTION) TO DECEMBER 31, 2012

ADDITIONS:
Employee contributions	$4,325,064
Employer contributions	3,615,623
Rollover contributions	280,684
Interest and dividend income	2,963,237
Total additions	11,184,608
DEDUCTIONS:
Distributions to participants	4,955,863
Net depreciation in the fair value of investments	1,462,437
Administrative expenses	1,905
Total deductions	6,420,205
PLAN TRANSFER (see Note 1)	269,935,452
NET ADDITIONS	274,699,855
NET ASSETS AVAILABLE FOR BENEFITS — Beginning of period	—
NET ASSETS AVAILABLE FOR BENEFITS — End of period	$274,699,855
See notes to financial statements.

FLOW CONTROL RETIREMENT SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012, AND FOR THE PERIOD FROM SEPTEMBER 28, 2012 (DATE OF INCEPTION) TO DECEMBER 31, 2012

1.	DESCRIPTION OF THE PLAN
The following description of the Flow Control Retirement Savings and Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan.
General Information - The Plan was formed on September 28, 2012, as a result of the spin-off of Tyco Flow Control International Ltd. (“Flow Control”) from its parent, Tyco International Ltd. (“Tyco”), and a reverse acquisition involving Pentair, Inc. The Plan maintains the provisions of the Tyco Retirement Savings and Investment Plan (the “Predecessor Plan”). The Predecessor Plan is a successor to a series of plans, the first of which was the Colgate Palmolive Company Employees' Savings and Investment Plan.
Prior to the spin-off, Tyco engaged in an internal restructuring whereby it transferred to Flow Control certain assets related to the flow control business of Tyco, and Flow Control assumed from Tyco certain liabilities related to the flow control business of Tyco. On September 28, 2012, Tyco affected a spin-off of Flow Control whereby the public shareholders of Tyco were issued stock dividends consisting of the common shares of The ADT Corporation (“ADT”) and Flow Control (the “Distribution”). As a result of the Distribution, Tyco, Flow Control, and ADT are no longer members of the same controlled group of corporations.
Immediately following the Distribution, an indirect wholly-owned subsidiary of Flow Control merged with and into Pentair, Inc., with Pentair, Inc. surviving the merger as an indirect wholly-owned subsidiary of Flow Control and Flow Control renamed Pentair Ltd. (“Pentair”).
This Plan was initially funded by the transfer of the assets and liabilities of participants and beneficiaries whose employment was transferred to Pentair Valves & Controls Inc. (formerly Tyco Valves & Controls Inc., herein, the “Company”) (or a Flow Control affiliate thereof) in connection with the spin-off (for active employees) together with such assets and liabilities attributable to participants who are former employees of Tyco or its subsidiaries and who were identified by Tyco as employed in the Tyco Flow Control business segment, and their beneficiaries and alternate payees.  The transfer of assets and liabilities from the Predecessor Plan was effective as of September 28, 2012 and reflects the Distribution.
The Plan is a defined contribution profit-sharing plan with a cash or deferred arrangement described in IRC Section 401(k) and an employee stock ownership plan (“ESOP”) component of the stock-bonus type. The Company is the Plan sponsor and Pentair, Inc. serves as Plan administrator. Fidelity Management Trust Company (“Fidelity”) is recordkeeper and trustee of the Plan, including the ESOP. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
Participation - Participants may contribute a percentage of their eligible compensation up to a specified amount. During 2012, the following contribution limits applied: (i) non-highly compensated employees may contribute up to 35% of eligible compensation on a combined before-tax and/or after-tax basis and (ii) highly-compensated employees may contribute up to 6% of eligible compensation on a before-tax basis. Union employees may have different contribution limits. Refer to the Plan document for more details.
Employee contributions are also subject to the IRC 402(g) limitation of $17,000 in 2012.
The Plan has an automatic enrollment feature for new non-union employees at a rate of 2%.
Non-union matching pretax contributions are 500% of eligible employee contributions for the first 1% of eligible compensation. Additional company match is based on years of service, as follows: an additional 1% match at 10 - 19 years of service, an additional 2% match at 20 - 24 years, an additional 3% match at 25 - 29 years and an additional 4% match at 30+ years. Union employees may have different contribution limits. Refer to the Plan document for more details. The Plan allows for catch-up contributions to be made to the Plan up to the IRC limitation of $5,500 for 2012.
Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Investments - Participants direct the investment of their Plan holdings (employer and employee contributions) into various investment options offered by the Plan on a daily basis. Investment management fees are charged against 401(k) trust earnings prior to the allocation of earnings.
Notes receivable from participants - Loans for any reason are allowed under the Plan. Loans are adequately secured by the participant's account balance and bear a reasonable interest rate. The maximum maturity of the loans is five years (15 years for loans to purchase a primary residence). The minimum amount that a participant may borrow is $1,000. The maximum amount that a participant may borrow is the lesser of: (i) 50% of the participant's vested account balance; or (ii) $50,000 less the highest loan balance outstanding in the previous twelve months.
Vesting - Participants are immediately vested in any contributions they make to the Plan, plus actual earnings thereon. Vesting with respect to any matching contributions, and any associated earnings, is based on a participant's years of "vesting service." Participants who perform an hour of service are fully vested in all employer contributions following completion of three years of vesting service. Any participant who performs an hour of service and is covered under a former employer's graded vesting schedule will become 100% vested in their unvested balance after three years of vesting service, regardless of the prior employer's graded vesting schedule.
Administrative Expenses - Administrative expenses of the Plan are paid in part by the Plan sponsor and the participants as provided in the Plan document.
Payment of Benefits - Upon severance from service for any reason, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or annual installments over a term-certain period, in accordance with the terms of the Plan document.
Hardship withdrawals are available for immediate and heavy financial need up to the amount of before‑tax contributions, but not earnings allocated to a participant's account after December 31, 1988. Hardship withdrawals can occur any time; maximum four per calendar year.

2.	SIGNIFICANT ACCOUNTING POLICIES
The financial statements of the Plan have been prepared on the accrual basis of accounting and in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
The Plan provides various investment options to its participants, including mutual funds and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
The Plan's investments are stated at fair value. Accounting guidance related to fair value measurements, which establishes a single authoritative definition of fair value, sets a framework for measuring fair value, and requires additional disclosures about fair value measurements (see Note 4). Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in the fair value of investments includes gains and losses in investments sold during the period as well as appreciation and depreciation of the investments held at period end.
Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.
Benefit payments to participants are recorded upon distribution. There were no participants who have elected to withdraw from the Plan but had not yet been paid at December 31, 2012.

Subsequent Events - In connection with preparing the audited financial statements as of December 31, 2012 and for the period from September 28, 2012 (date of inception) to December 31, 2012, we have evaluated subsequent events for potential recognition and disclosure through the date of this filing.

3.	INVESTMENTS
The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2012, are as follows:

2012
Investments at fair market value:
Fidelity Growth Company Fund, 739,460 shares	$68,976,818
Vanguard Prime Money Market Fund, 45,083,950 shares	45,083,950
Fidelity Balanced Fund, 934,831 shares	18,855,536
Pyramis Index Lifecycle 2020 Fund, 1,665,807 shares	18,657,035
T.Rowe Price Institutional Large Cap Value Fund, 1,088,057 shares	15,450,413
BTC U.S. Debt T Fund, 822,505 shares	15,018,944

During the period from September 28, 2012 (date of inception) to December 31, 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the period) appreciated (depreciated) in value as follows:

Common stock	$1,146,905
Registered investment companies	(3,534,843)
Common and collective trusts	925,501
Net depreciation in the fair value of investments	$(1,462,437)

4.	FAIR VALUE MEASUREMENTS
The Plan's estimates of fair value for financial assets are based on the framework established in the fair value accounting guidance. Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan's principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:
Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Significant unobservable inputs that reflect the Plan's own assumptions about the assumptions that market participants would use in pricing an asset or liability.
In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

Certain investments are measured at fair value on a recurring basis in the statements of net assets available for benefits. The following methods and assumptions were used to estimate the fair values:
Mutual Funds, Common Stocks, and Other Investments - These investments are classified as Level 1 and consist of various publicly-traded money market funds, mutual funds, and common stock. Common stock is valued at quoted market prices. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at period-end, and are actively traded.
Common and Collective Trust Funds - The fair value is calculated based on their net asset values, as reported by custodians as of the financial statement dates and prices of recent transactions. Each collective trust held provides for daily redemptions by the Plan at reported net asset values per share with no advance notice requirements. Common and collective trust funds are categorized as Level 2.
The following table sets forth by level within the fair value hierarchy a summary of the Plan's investments measured at fair value on a recurring basis at December 31, 2012:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Common stock	$8,799,732	$—	$—	$8,799,732
Interest-bearing cash	64,805	—	—	64,805
Mutual funds:
Growth fund	68,976,818	—	—	68,976,818
Money market fund	45,083,950	—	—	45,083,950
Blended funds	21,039,106	—	—	21,039,106
Balanced fund	18,855,536	—	—	18,855,536
Value fund	15,450,413	—	—	15,450,413
International funds	8,453,108	—	—	8,453,108
Bond fund	3,751,249	—	—	3,751,249
Common and collective trusts:
Target funds	—	51,642,884	—	51,642,884
Bond fund	—	15,018,944	—	15,018,944
Blended fund	—	9,193,912	—	9,193,912
Total investments at fair value	$190,474,717	$75,855,740	$—	$266,330,457

Transfers Between Levels - The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.
We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the period from September 28, 2012 (date of inception) to December 31, 2012, there were no transfers between levels.

5.	FEDERAL INCOME TAX STATUS
While the Internal Revenue Service has not yet determined nor informed the Company that the Plan was designed in accordance with applicable regulations of the IRC, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and the Plan is tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan was established in 2012, therefore, it is not subject to income tax examinations for years prior to 2012.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee and recordkeeper as defined by the Plan and these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.
In conjunction with the Distribution described in Note 1, cash of $3,944,005 was transferred out of the Tyco Stock Fund to create new units of the ADT Stock Fund and Pentair Stock Fund. As a result, at December 31, 2012, the Plan held 190,121 common shares of Pentair Ltd., the sponsoring employer, and 574,769 and 299,414 common shares of Tyco and ADT, respectively.

7.	PLAN TERMINATION
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. Upon termination of the Plan, participant account balances would vest in full.

8.	DISCRIMINATION TESTING
The Plan failed the average deferral percentage test in the amount of $51,909 and the pre-tax limit test in the amount of $35,793. These corrective distributions were recorded as a liability within the statement of net assets available for benefits and will subsequently be remitted back to participants in 2013.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
As of December 31, 2012, reconciliation of net assets available for benefits per the financial statements to the Form 5500 is as follows:

2012
Net assets available for benefits per the financial statements	$274,699,855
Less cumulative deemed distributions of participant loans	(326,338)
Corrective distributions payable	87,702
Net assets available for benefits per Form 5500	$274,461,219

For the period from September 28, 2012 (date of inception) to December 31, 2012, reconciliation of the change in net assets available for benefits per the financial statements to the Form 5500 is as follows:

Net additions to net assets available for benefits per the financial statements	$274,699,855
Change in cumulative deemed distributions of participant loans	(326,338)
Change in corrective distributions payable	87,702
Change in net assets available for benefits per Form 5500	$274,461,219
*    *    *    *    *    *

SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT TO THE
REQUIREMENTS OF FORM 5500

FLOW CONTROL RETIREMENT SAVINGS AND INVESTMENT PLAN	(EIN: 42-6266062)
(Plan #032)

FORM 5500, SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2012

Current
Description	Value
REGISTERED INVESTMENT COMPANIES:
Fidelity Growth Company Fund (1)	$68,976,818
Vanguard Prime Money Market Fund	45,083,950
Fidelity Balanced Fund (1)	18,855,536
T.Rowe Price Institutional Large Cap Value Fund	15,450,413
Spartan S&P 500 Index Fund (1)	12,469,895
Vanguard Small-Cap Index Fund	8,021,350
Dodge & Cox International Stock	4,554,466
Spartan International Index Fund (1)	3,898,642
Vanguard Short Term Bond Index Fund	3,751,249
DFA U.S. Small Cap Portfolio	547,861
Total registered investment companies	181,610,180
COMMON STOCK FUNDS:
Pentair Ltd. Common Stock (1)	2,053,192
Tyco International Ltd. Common Stock (1)	3,697,493
The ADT Corporation Common Stock (1)	3,049,047
Interest-bearing cash (1)	64,805
Total common stock funds	8,864,537
COMMON AND COLLECTIVE TRUST FUNDS:
Pyramis Index Lifecycle 2000 Fund (1)	2,512,948
Pyramis Index Lifecycle 2010 Fund (1)	6,704,989
Pyramis Index Lifecycle 2020 Fund (1)	18,657,035
Pyramis Index Lifecycle 2030 Fund (1)	13,571,323
Pyramis Index Lifecycle 2040 Fund (1)	8,097,390
Pyramis Index Lifecycle 2050 Fund (1)	2,099,199
SSGA S&P 400 Mid-Cap Index Fund (1)	9,193,912
BTC U.S. Debt T Fund (1)	15,018,944
Total common and collective trust funds	75,855,740
PARTICIPANT PROMISSORY NOTES LOANS — Loan Fund (1) (2)	7,998,732
TOTAL	$274,329,189

(1)	Party-in-interest.

(2)	Interest rates range from 3.25% to 11.50%. Maturity dates range from 2013 to 2025.
Note: Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, Pentair, Inc., who administers the Flow Control Retirement Savings and Investment Plan, as amended, has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on June 27, 2013.

Flow Control Retirement Savings and Investment Plan
By Pentair, Inc.

By	/s/ Mark C. Borin
Mark C. Borin
Corporate Controller and Chief Accounting Officer

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm